SNR Denton US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA	T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

March 21, 2013

Securities and Exchange Commission Filing Desk - Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Shellpoint Mortgage Acceptance LLC Amendment No. 1 to Registration Statement on Form S-3 Filed February 14, 2013 File No. 333-184419

Ladies and Gentlemen:

On behalf of Shellpoint Mortgage Acceptance LLC (the “Registrant”), we have caused to be filed with you electronically under EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3/A.

The objective of Amendment No. 2 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated March 11, 2013. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

Registration Statement on Form S-3

General

Comment

1.	We note your response to comment 7 of our letter dated November 13, 2012 that opinions will be filed “on or prior to the closing date for each transaction.” However, please confirm that you will file unqualified legal and tax opinions at the time of each takedown, i.e., at or prior to the time of the final prospectus.

Response

We confirm that we will file unqualified legal and tax opinions at the time of each takedown (at or prior to the time of the filing of the final prospectus).

Prospectus Supplement Related to Notes

Pre-Offering Review of the Mortgage Loans, page S-61

Shellpoint Mortgage Acceptance LLC March 21, 2013	Page 2

Comment

2.	We note your response to comment 30 and reissue our comment. Item 1111(a)(7) of Regulation AB requires disclosure of the conclusions of the review of the assets required by Rule 193 under the Securities Act. At a minimum, these conclusions should address whether or not the review provides you with reasonable assurance that the disclosure made to investors in your prospectus regarding the pool assets is accurate in all material respects. Please revise.

Response

We respectfully do not agree that Item 1111(a)(7) requires that the disclosure state whether the review performed provides the reasonable assurance that the review is required to provide pursuant to Rule 193. Item 1111(a)(7) requires disclosure about the nature of the review, and about the findings and conclusions of the review. As discussed in the adopting release for these provisions (SEC Release No. 33-9176), the disclosure about the nature of the review should describe the scope of the review, whether the issuer or a third party conducted the review, and what kind of sampling technique was employed. The adopting release also indicates that the reason for requiring disclosure about the findings and conclusions of the review is to "provide investors with a better picture of the assets than would be provided by disclosure only of the nature of the review, and would provide a better ability to evaluate the review." Clearly, the intent is that this disclosure provide substantive information about the nature and findings and conclusions of the review. There is no indication anywhere in the adopting release that the Item 1111(a)(7) disclosure include a statement by the issuer as to whether the review met the reasonable assurance standard in Rule 193. Such a statement would not be disclosure of what the findings and conclusions of the review were, but rather would represent the issuer's evaluation of whether the review met the reasonable assurance standard (which evaluation is not part of the review itself). Again, the conclusions of the review do not themselves include an evaluation of whether the issuer met the reasonable assurance standard - that evaluation must be made by the issuer as it designs and effects the review.

Additional Information, page S-64

Comment

3.	We note your revisions in response to comment 31. Item 6.05 of Form 8-K requires disclosure if any material pool characteristic of the actual asset pool at the time of issuance of the asset-backed securities differs by 5% or more (other than as a result of the pool assets converting into cash in accordance with their terms) from the description of the asset pool in the prospectus. Please revise to conform your disclosure to the Form 8-K requirement.

Response

The disclosure contained on p. S-56 of the form of Prospectus Supplement, version 1, and on p. S-65 of the form of Prospectus Supplement, version 2, states “[i]f, as of the Closing Date, any material pool characteristic differs by 5% or more from the description in this prospectus supplement as a result of changes in the pool composition as described above, revised disclosure will be provided either in a supplement or in a Current Report on Form 8-K.” We believe this disclosure is consistent with the requirements of Item 6.05 of Form 8-K, including the Instruction thereto which allows for the filing of a subsequent prospectus in lieu of a report on Form 8-K.

The Servicing Agreement, page S-102

Comment

Shellpoint Mortgage Acceptance LLC March 21, 2013	Page 3

4.	We note your response to comment 36 that each of the master servicer, servicer and any subservicer are responsible for the servicing criteria set forth in Item 1122(d) of Regulation AB and that it is uncertain which portions of Item 1122(d) will be applicable to each party depending on the role played by the parties. Item 1109 of Regulation AB requires a description of the roles, responsibilities and oversight requirements of the entire servicing structure. Please revise to provide bracketed language to indicate that you will disclose the roles and responsibilities with respect to each servicing criterion in Item 1122(d) of Regulation AB. Also disclose whether those roles and responsibilities will be set forth in the servicing agreement that will be filed prior to or at the time of the finial prospectus. If not, then disclose when those roles and responsibilities will be determined, whether amendments to agreements or new agreements would be required and how you will communicate that information to investors.

Response

We have added bracketed disclosure to indicate that we will disclose the roles and responsibilities with respect to the relevant servicing criterion in Item 1122(d) of Regulation AB. In addition, we have added disclosure that those roles and responsibilities will be set forth in the servicing agreements that will be filed prior to or at the time of the final prospectus.

If you require any addition information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt

Copy with enclosures to:

Arthur Sandel

Rolaine Bancroft

Division of Corporation Finance